SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               AMENDMENT NO. 1 to
                      REGISTRATION STATEMENT on FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                                VITATONICS CORP.
             (Exact name of registrant as specified in its charter)

             Nevada                                              35-0511303
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)

       38 Thorn Oak, Dove Canyon, California                        92679
(Address of registrant's principal executive offices)             (Zip Code)

                                  949.589.8912
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

     Title of each class                        Name of Each Exchange on which
     to be so registered:                       each class is to be registered:

          None                                        None

Securities to be registered under Section 12(g) of the Act:

     Common Stock, par value $.001
     (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                                 Stepp Law Group
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 30


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                      Exhibit Index is specified on Page 17


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                                Vitatonics Corp.,
                              A Nevada Corporation

                   Index to Form 10-SB Registration Statement

Item Number and Caption                                                     Page

PART I

1.   Description of Business                                                  4

2.   Management's Discussion and Analysis of Financial
     Condition and Results of Operations                                      9

3.   Description of Property                                                 11

4.   Security Ownership of Certain Beneficial Owners and Management          11

5.   Directors, Executive Officers, Promoters and Control Persons            11

6.   Executive Compensation - Remuneration of Directors and Officers         13

7.   Certain Relationships and Related Transactions                          13

8.   Description of Securities                                               13

PART II

1.   Market For Common Equity and Related Shareholder Matters                15

2.   Legal Proceedings                                                       15

3.   Changes in and Disagreements with Accountants                           15

4.   Recent Sales of Unregistered Securities                                 15

5.   Indemnification of Officers and Directors                               16

PART F/S  Financial Statements                                      F-1 to F-11

PART III

1.   Index to Exhibits                                                       17

2.   Description of Exhibits                                                 17

     Signatures                                                              19

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Item 1.  Description of Business.

Development of the Company. Our corporate history contains several mergers and reincorporations. We were originally organized under the laws of the State of
Nevada on June 18, 1990 using the name CCC-Huntor Associates, Inc. and reincorporated in Texas using the name Aster Buzbuilders, Inc. in June 1995. Under a Plan of Reorganization and Merger dated May 14, 1996, Aster Buzbuilders, Inc. was organized for the transaction of any and all lawful business for which corporations may be incorporated under the Texas Business Corporation Act. It attempted to establish an Internet-based business by compiling a computer data base for sellers of small private businesses which would allow Internet access to such information by potential buyers. The company was not successful in establishing this business and acquired all the capital stock of Vitatonics Corp., a Nevada corporation which had been incorporated on February 21, 1995 using the name Fitonics Corporation and which had changed its name to Vitatonics Corp. on March 10, 1995. Under the Plan of Reorganization and Merger, Vitatonics Corp. became a wholly-owned subsidiary of Aster Buzbuilders, Inc. which, in turn, issued 6,000,000 shares of its common stock to the shareholders of Vitatonics Corp., which then dissolved. This reorganization was accounted for as a recapitalization of Vitatonics Corp. for accounting purposes because its shareholders controlled the company after the merger. Our sales and executive offices are located at 38 Thorn Oak, Dove Canyon, California 92679 in our president's residence. Our telephone number is (949)589.8912. Our financial administrative offices were originally in Vancouver, Canada because our co-founder, Sam Kalenuik, lived there. This administrative office was moved to 23456 South Pointe Drive, Lake Forest, California, our chief financial officer's residence, in July, 1997, then to our president's residence in December, 1997.

We were in the vitamin business but we currently have minimal operations. Beginning in March, 1995 and continuing through approximately December, 1997 we were engaged in the manufacturing, packaging and sale and distribution of vitamins, minerals and nutritional supplements. We had developed our own products and, during that period, we also distributed vitamin, mineral and nutritional supplement brands of other producers. Daniel McCormick was a co-founder, with Sam Kalenuik, of our vitamin business. Mr. McCormick had extensive experience distributing vitamin and health products with Herbalife from 1981 through 1992 and with BodyWise from 1990 through 1995. Mr. McCormick remains as an officer and director of the company, but Mr. Kalenuik decided to pursue other business ventures in the web-page building business in 1997. When Mr. Kalenuik decided to resign from his positions with the company in 1997, he agreed that we could cancel the restricted stock that he owned. That stock was not canceled until 1999.

Since February, 1998, we have been essentially inactive. We generated some revenues after that date from the sale of our existing inventory. When the existing inventory was sold we discontinued any sales operations. Our subsequent activity has been the continued development, by Mr. McCormick at his own expense, of potential new products while we have sought a merger or joint venture partner or other source of financing. Our auditor therefore considers us a development stage company, because we are devoting substantially all of our efforts toward establishing a new business in the vitamin industry . If we are able to attract a merger or joint venture partner, or obtain sufficient financing, our present plan is to develop, and possibly reintroduce updated versions of, our own brands of vitamins and nutritional supplements. We plan to develop different vitamin products sold in single vitamin and in multivitamin combinations with varying potency levels in various forms, including tablets (both chewable and time released tablets), powders, two-piece hard shell capsules, and soft gelatin encapsulated capsules ("soft gels"). We may also develop related products, such as enzyme, mineral, and antioxidant products, but we will probably enter this field by distributing products developed by other companies, which will reduce or eliminate research and development costs. These products would be marketed under our label.

Because we have no funds available, we are not currently spending any funds on research and development of these new products, nor have we spent any funds during the last two years. However, Mr. McCormick has

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continued  to revise  and  develop a  proposed  product  line based on the sales trends in the industry. Because of Mr. McCormick's significant experience, we believe that, if we can obtain sufficient working capital and research and development funds, we could design, produce and distribute a successful product line.

Industry Overview. Based on industry sources, including trade publications, we believe that the retail market for vitamins and nutritional supplements in the United States presently exceeds $7 billion annually, and that approximately 45% of adults in the United States take some form of vitamin or nutritional supplement. We believe that this market will continue to expand due to increasing consumer awareness of the health benefits of vitamins and nutritional supplements and the widely publicized reports of medical research findings indicating a correlation between the consumption of micro-nutrients, such as vitamin C and vitamin E (antioxidants) and reduced incidence of diseases such as heart disease, cancer and stroke. However, there have been studies relating to certain antioxidants with results which have been contrary to certain of the favorable indications of other prior and subsequent studies. Also, as scientific research to date is preliminary, there can be no assurance of future favorable scientific results and media attention, or the absence of unfavorable or inconsistent findings.

We believe that the market for vitamins and other nutritional supplements will continue to grow as the nation's demographics continue to shift towards a more senior-aged population, who have a greater tendency to use vitamins on a regular basis. Industry sources indicate that approximately 55% of Americans aged 50 and over are regular vitamin users. It is anticipated that the 50 and over age group will be the fastest growing segment of the United States population as the baby boom generation continues to mature.

We Do Not Have Any Employees. We do not currently have any employees because we are using consultants and subcontractors to promote our business and for accounting and legal services on an as-needed basis. Until we can raise sufficient funds to develop our own products lines, we plan to negotiate licensing agreements for products developed by other companies. At such time as we have developed our own product lines, we anticipate negotiating and entering into and manufacturing and production subcontracts with existing manufacturing and production facilities to manufacture our products so that we will require very few employees, if any, during the next fiscal year.

Manufacturing and Marketing Our Products. The size and scope of the health and nutritional food supplement business is difficult to determine. Certain foods may or may not be considered health foods. Estimates of the health food industry's gross sales run as high as $120 billion per year. In such a vast industry there are many segments and crossovers. With that in mind, we plan to focus our initial efforts on the vitamin segment of the industry. We plan to re-establish our old marketing network which included a network of distributors developed by Daniel McCormick and add other products as opportunity and finances allow. We also plan to establish relationships with vitamin retail outlets and are looking into selling our vitamins directly to the public over the Internet.

We also plan to place advertisements in magazines that promote various sports and activities. These sources, as well as magazines promoting health products and targeted to the alternative medicine practitioner, will be the main focus of our magazine advertising. To support the magazine advertising, we will seek regional marketing contracts with existing manufacturing representatives. Currently we have no contractual relationships with such representatives and no assurance can be given that such representation will be available on terms and conditions that will allow us to sell our products profitably.

We Face Significant Competition. Competition in the vitamin and nutrient supplement industry, and the related non-regulated medical products industry, is intense. The two primary methods of distribution of products in the industry are multi-level marketing and direct sales. Many vitamin and supplement distributors, such as HerbaLife, utilize multi-level marketing programs, which promote brand loyalty and repeat sales. The direct sales method

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features  stocking and selling  inventory  through  health food and other retail outlets, or directly to the consumer over the Internet.

We compete directly with other companies and businesses that have developed and are in the process of developing technologies and products which will directly compete with our products. The November 2000 issue of the Nutrition Business Journal reports that despite regional variations, the global nutrition industry maintained healthy growth in the last two years. Consumer sales of dietary supplements, natural and organic food, and vitamin and related products rose 17% in the two-year period from $109 billion to $128 billion worldwide, according to research by Nutrition Business Journal. Growth in 2000 is estimated at 7% worldwide, resulting in a $138-billion market dominated by the United States, Europe and Japan. Together, these three regions account for 85% of global sales.

The vitamin industry is not dominated by a few companies but, rather, by a wide range of competitors, from large, multi-national corporations to small regional distributors. The vitamin industry has traditionally been composed of at least four distinct levels: raw materials suppliers, manufacturing companies, distributors, and retailers. The continued expansion of the Internet and ecommerce has resulted in some disruption to this traditional production and supply chain. Internet suppliers such as Mothernature.com, Vitaminshoppe.com and Enutrition.com are directly supplying vitamins and health supplements to a continually expanding customer base. Distributor Supernutrition is promoting an Internet strategy to support vitamin retailers. Some vitamin and supplement manufacturers, such as EAS and Omni Nutraceuticals are entering into the distribution chain directly on the Internet.

In the United States alone, the vitamin and supplement industry is a multi-billion dollar industry ^. We are competing with hundreds of companies that have more money, employees, and other resources than we have. Most of these competitors also have more experience in research and development of vitamin products than we have, and better research and development facilities. Many of these competitors also have their own manufacturing facilities. Our competitors have more experience, may have more manufacturing efficiency, and greater sales and marketing capabilities.

Private Label Industry. Sales of private label (that is, store brand) vitamins have grown significantly in chain drug stores and have become a key ingredient in the success of retailers. From the consumer's standpoint, store brand products offer lower_priced and equal if not better quality alternatives to nationally advertised brand name products. From the retailer's standpoint, such products allow for lower retail pricing than national brands and yet provide retailers with higher profit margins. Industry analysts predict that private label's share of the overall market should grow significantly over the next 10 years. We will try to participate in this growth by re-introducing our private label brand. Our president, Daniel McCormick, has maintained his contacts in the vitamin distribution segment of the vitamin industry and he believes that we could re-enter the private label segment of this market quickly if we have funds sufficient to re-introduce and update our old product line of private label vitamins, which enjoyed considerable market acceptance at one time.

Source and Availability of Raw Materials. The principal raw materials used in the manufacturing process for our vitamins are natural and synthetic vitamins, purchased from manufacturers primarily in the United States. We intend to purchase raw materials from numerous sources and we are confident that the raw materials necessary to produce vitamin products are readily available from numerous sources and that we will not become dependent on any one supplier. Our president, Daniel McCormick, has maintained his relationships with our former raw material suppliers, who provided us with raw materials from 1995 through 1997.

We May Be Required to Obtain Licenses and Consents. At some point in the future, we may be required to obtain licenses or consents from government regulatory agencies or from the producers or other holders of

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patents,  copyrights or other similar rights relating to our vitamin products or the technologies for producing, packaging or distributing our vitamin products. If we were unable, if so required, to obtain any necessary license or consent on terms which management considers to be reasonable, we may be required to cease developing, utilizing, or exploiting products affected by government regulation or by patents, copyrights or similar rights. If we are challenged by a government regulatory agency, or by the holders of patents, copyrights or other similar rights, we might not have the financial or other resources to defend any resulting legal action, which could be significant. We do not have any patents on any products we have developed.

We may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we may take steps to protect our unpatented trade secrets and technology, in part through the use of confidentiality agreements with our employees, consultants and subcontractors, there can be no assurance that these agreements will not be breached or that our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors. We do not currently have any contracts with employees, consultants or subcontractors but, when we enter into such contracts, we anticipate including confidentiality clauses in those contracts to prohibit those persons or businesses from discussing any of our products, ingredients used in our products, or our manufacturing processes.

We are subject to government regulation. We do not presently require any government approvals to promote vitamin products, but that could change. The Food and Drug Administration, or FDA, administers the Dietary Supplement Health and Education Act of 1994. This law amended the Federal Food, Drug, and Cosmetic Act to define the term "dietary supplement" and establish a regulatory framework for dietary supplements. In doing so, Congress made 15 significant findings that emphasize the importance of diet and nutrition, including dietary supplement use, in promoting health and reducing the risk of disease. This law provides for broad access to dietary supplements for consumers and also recognizes that there is a need for a rational regulatory framework that provides FDA authority to remove from the market products that pose a "significant or unreasonable" risk to consumers or that are otherwise adulterated and to require that labeling for dietary supplements be accurate.

Congress defined "dietary supplement" to mean products that are intended to supplement the diet that contain one or more of certain dietary ingredients, such as:

     o    a vitamin or a mineral,

     o    an herb or other botanical,

     o    an amino acid,

     o a dietary substance for use by man to supplement the diet by increasing the total dietary intake, or

     o    a concentrate, metabolite, constituent, extract, or

     o    combination of the preceding ingredients.

     o As of March 23, 1999, all dietary supplements must bear nutrition information entitled "Supplement Facts." This labeling is similar to nutrition content labeling for conventional foods but is tailored to the special characteristics of dietary supplements.

Dietary supplements containing these ingredients are permitted to be freely marketed, just like regular foods. If a supplement contains a new dietary ingredient that has not been in the food supply, however, Congress required the manufacturer to notify FDA at least 75 days before marketing, and to include in the notification the manufacturer's basis for its conclusion that a dietary supplement containing the ingredient will reasonably be

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expected  to be  safe.  There  is no  requirement  that  we  wait  for a  safety determination from FDA before marketing any of our proposed vitamin products.

No Assurance of Market Acceptance and Dependence on Principal Products. There can be no assurance that our products will achieve a significant degree of market acceptance, or that market acceptance, if achieved, will be sustained for any significant period or that product life cycles will be sufficient (or substitute products developed) to permit us to recover start-up and other associated costs. We believe that we could become profitable if we sold
$25,000.00 worth of our product each year. Product life cycles vary significantly and we do not believe such cycles are predictable.

Dependence on New Product Introductions. The vitamin and nutrient supplement industry is rapidly changing through the continuous development and introduction of new products. Our strategy for growth is substantially dependent upon our ability to introduce new products. Accordingly, we must continually enhance and improve our products. We may be required to adapt to technological changes in the industry and develop products to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds and resources, and we do not have a source or commitment for any such funds and resources. Development efforts relating to the production and distribution of the various products to be developed by the company are not substantially completed. Accordingly, we might be required to refine and improve those products. Continued refinement and improvement efforts remain subject to the risks inherent in new product development, including unanticipated technical or other problems which could result in material delays in product commercialization or significantly increase costs.

Risk of Product Recall, Product Returns. Product recalls may be issued at our discretion or may be required by government agencies having regulatory authority over vitamin products. Product recalls may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. No assurance can be given that product recalls will not occur in the future. Any product recall could materially adversely affect our business, financial condition or results of operations.

We Do Not Have Product Liability Insurance. Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of vitamin and nutritional supplement products. We do not have product liability insurance, and there can be no assurance that we will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. We face an inherent business risk of exposure to product liability and other claims in the event that consumption of our vitamin products is alleged to have resulted in adverse effects to consumers. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that we will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect our business, financial condition and results of operations.

Our strategy for growth depends on our ability to market and distribute vitamin products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with us, and have the advantage of marketing existing products with existing production and distribution facilities. Bigger companies could force us out of the market by pricing their products lower than ours, or by monopolizing retail sales outlets.

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Reports to Security  Holders.  Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements. We will become a reporting company with the Securities and Exchange Commission ("SEC") on the effective date of this Registration Statement and, when we become a reporting company with the SEC, we will file quarterly reports, an annual report, and periodic reports providing the public with current material information about us and our operations. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. We don't have an Internet address.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

If we acquire sufficient financing, or a joint venture or merger partner, we anticipate marketing vitamins and nutritional supplements, as we have done in the past. We currently do not have any marketing agreements. We have utilized a multi-level marketing system to market our vitamin products in the past.
Multi-level marketing is a system of selling in which you sign up other people to assist you, and they, in turn, recruit others to help them. Some entrepreneurs have built successful companies on this concept because the main focus of their activities is their product and product sales. Herbalife, Inc., a well-known vitamin and health supplement competitor of ours, is a good example of a successful multi-level marketing system in the vitamin and supplement industry. Multi-level marketing programs must comply with various state and federal regulations. For example, in California network multi-level marketing programs must comply with the provisions of the "SAMP Act", which is specified by the provisions of Sections 1812.201 through 1812.221, inclusive, of the California Civil Code. "SAMP" is an acronym for Seller Assisted Marketing Plan. Other state and federal regulators, including the Federal Trade Commission, have their own guidelines regarding the conduct of network marketing or multi-level marketing programs.

Although we are not currently actively marketing our products, we believe that we have complied, in the past, with all of the provisions of the various rules, regulations and guidelines of the various regulators regarding multi-level marketing of our products, and we believe our future multi-level marketing activities, if any, can be conducted in compliance with all applicable state and federal multi-level marketing guidelines.

Should we raise sufficient funds to re-introduce our vitamin product line and develop new product lines, we plan to market our vitamin products to health food stores and other wholesale and resale sources. We also hope to acquire the right to sell or distribute other parties' vitamin products. We also plan to re-establish our past marketing network and add additional products as opportunity allows, either through licensing the products of others or through corporate acquisitions.

Results of Operations: Our operations from the end of our last fiscal year, February 29, 2000, through September 30, 2000, have been minimal, and consisted of the preparation of financial statements and this registration statement. Our officers have continued to monitor the vitamin industry and analyze trends and new products, while designing potential new vitamin products and supplements which our management believes could

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be commercially  successful.  We have not paid our officers any compensation for these activities. We have no funds presently available for research and development activities and have not spent any funds on research and development activities since the end of our last fiscal year.

Substantial Doubt About Our Viability as a Going Concern. We have incurred significant losses which have resulted in an accumulated deficit of $983,667 at September 30, 2000, which raises substantial doubt about our ability to continue as a going concern. We are considering a merger or joint venture with an operating company as one method of addressing this problem.

Liquidity and Capital Resources. We currently have no cash available. During the period from inception through February 29, 2000, we had net income of $257,067, and issued shares of our common stock valued at $17,845 for use as non-cash financing of services. We have minimal operations and have incurred significant losses which raise substantial doubt about our ability to continue as a going concern. We have an accumulated deficit of $974,598 which we have treated as net operating loss carryforwards which may be offset against future taxable income through 2020.

Debt Settlements. During the year ended February 28, 1999, our management was able to negotiate settlement agreements with many of our creditors. Because of our negative cash flows, many creditors agreed to settle outstanding debts at significant discounts. A total of $237,768 of our debt was forgiven by our creditors for the year ended February 28, 1999, which was recorded on our financial statements as extraordinary income. From July, 1998 to the present, total debt of $266,788 has been settled for a total of $28,490 in cash paid. As part of this total, one of our creditors, which settled a debt of $220,065 for our payment of $21,825 also received 300,000 shares of our common stock in September, 1998, and another creditor, who settled a debt of $12,500 for our payment of $2,500 also received 10,000 shares of our common stock in July, 1998.

Our debt balance as of September 30, 2000 was $413,882 and consists of vendor accounts payable that would not settle with us and principal owed and interest accrued on four outstanding promissory notes which bear interest at the rate of 4% per year and which have been outstanding since 1995. We have not had any discussions with our vendors regarding settling any of these debts in more than a year.

In 1998 and part of 1999 we were active in the business of formulating high quality vitamin products which we sold using a multi-level marketing system. Our revenues for the year ended February 28, 1999 were $127,617 and for the year ended February 29, 2000 were $12,954. We are currently inactive and have been reclassified for accounting purposes as a development stage company. Because we are not generating any revenues from the sale or licensing of our products, our only external source of liquidity is the sale of our capital stock.

Sale of Our Securities. At February 27, 1997, we had 10,210,600 shares of common stock issued and outstanding. During the year ended February 28, 1998, we issued 651,872 shares of our common stock in lieu of debt, at negotiated prices ranging from $0.20 to $0.82 per share. We issued 200,000 shares of our common stock to Robert Brent in fiscal 1998 in payment for his designing and producing a product called "Passion Tonic" that we distributed.

During the year ended February 28, 1999, we issued 350,000 shares of our common stock in partial payment of some debt to two creditors, each of whom also received some cash as specified in the "Debt Settlement" portion of this registration statement. During the same year we also issued 1,784,500 shares of our common stock as compensation for market promotion services to several of our distributors who performed those services in September and October, 1997.^. During that same year 3,300,000 shares of our common stock, which had been issued to Sam Kalenuik, one of our original vitamin business founders, was canceled by the company pursuant to an agreement we had with Mr. Kalenuik in 1997. Our stock transfer agent had neglected to cancel those shares in 1997 and they were not canceled until 1999. At February 29, 2000, we had approximately 9,896,972 shares of our common stock issued and outstanding.

Item 3. Description of Property

Property held by the Company. We do not currently own any real property. Our principal sales and executive offices are provided to us, at no charge, by Daniel McCormick, our president, and they are located in his residence. Mr. McCormick also provides us with the use of home office computer and related equipment.We define cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. We currently have no available cash or cash equivalents. We do not presently own any interests in real estate or any inventory or equipment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

(a) Security Ownership of Certain Beneficial Owners. Other than our management, no person owns more than 10% of our issued and outstanding common stock.

(b) Security Ownership of Management. The directors and principal executive officers of the Company beneficially own, in the aggregate, the following shares of our common stock, including warrants and options:

Daniel McCormick, President             1,200,000 shares of common stock    12%
George Farquhar. Corporate Secretary    1,000,000 shares of common stock    10%

Mr. Farquhar received these shares during the year ended February 28, 1997 as compensation for services rendered to the company.

Changes in Control. Management is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Our directors and principal executive officers are as specified on the following table:

       Name                     Age                      Position
       ----                     ---                      --------
Daniel T. McCormick             36         president and director

George Farquhar                 59         secretary and chief financial officer

Dennis W. McCormick             34         director

Each of our directors has served since July, 1997, and they will continue to serve as directors until we acquire a merger or joint venture partner, or until we obtain financing sufficient to resume operations. Our bylaws provide that the officers of the company are the president, secretary and treasurer. The position of treasurer is currently vacant. Daniel T. McCormick and Dennis W. McCormick are brothers. None of our directors or executive officers, nor any business entity in which any of our directors or executive officers have been involved, has been involved in any bankruptcy proceedings.

Biographical Information on Our Officers and Directors.

Daniel T. McCormick, age 36, is the president and a director of the company and was a co-founder of the company's vitamin business beginning in 1995 and continuing to the present. Mr. McCormick began his career as a vitamin distributor with Herbalife, Inc. in 1981 at the age of 19. By the age of 22 he and his wife, Marilyn, had earned over $1,000,000 and had built distributorships that produced over $100,000,000 in vitamin sales. Mr. McCormick was a distributor with Herbalife, Inc. from 1981 through 1992. He joined Body Wise International, a major supplier of grooming and health products, in 1990 and remained with that company through 1995, where he built the highest producing sales organization in the company with over 70,000 distributors and total sales in excess of $350,000,000. He has also served as President of Natural Success, Inc., a corporation located in Dove Canyon, California which is in the business of marketing vitamin supplements. He attended Washington State University and presently resides in Dove Canyon, California. He is not currently an officer or director of any other company.

George R. Farquhar, age 59, is the secretary and chief financial officer of the company. Mr. Farquhar worked at Price Waterhouse prior to entering corporate management as chief financial officer. He has served as the president of two companies, each with annual revenues in excess of $200,000,000. He was President of A-Mark Precious Metals from 1974 to 1977. He was also President of A-Mark Trading Company from 1975 to 1977. Both companies were privately owned. For the past 16 years he has been a consultant to publicly traded companies. He is presently president of Maroka, Inc., a consulting company. Mr. Farquhar is a Certified Public Accountant. He received his Master of Business Administration - Finance degree from the University of Southern California.

Dennis W. McCormick, age 34, is a director of the company. He attended Brigham Young University on a football scholarship in 1984 and is currently the assistant manager of a Safeway store, a position he has held since 1992. He is the former owner of a window cleaning business which serviced over 700 clients.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining either any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of our officers or directors also serving as the officers or directors of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

Specified below, in tabular form, is the aggregate annual remuneration of the company's chief executive officer and the four (4) most highly compensated executive officers other than the chief executive officer who were serving as executive officers at the end of the company's last completed fiscal year.

Name of individual or          Capacities in which             Aggregate
  Identity of Group         remuneration was received        remuneration
---------------------       -------------------------        ------------
None(1)                     None                             None

There was no compensation paid to any executive officer of the company during the last three fiscal years, nor has any executive officer received stock or any other thing of value in lieu of compensation.

Item 7. Certain Relationships and Related Transactions

Compensation to Officers and Directors of the Company. As of the date of this Registration Statement, no compensation has been paid or accrued to any of the officers or directors of the company.

Notes Payable. We have four outstanding promissory notes held by officers and shareholders, all of which were entered into in 1997. Sam Kalenuik's wife holds a promissory note from us in the principal amount of $49,880, which accrues interest at 4% per year. Ben Johnson, a shareholder, holds a promissory note from us in the principal amount of $45,000, which accrues interest at 4% per year. Our president and a director, Daniel McCormick, holds a promissory note in the principal amount of $99,993 which accrues interest at 4% per year and also holds a second promissory note in the principal amount of $75,000 which accrues interest at 4% per year.

Item 8. Description of Securities

We are authorized to issue 50,000,000 shares of capital stock, $.001 par value. As of the date of this Registration Statement, there are 9,896,972 shares of our capital stock issued and outstanding.

----------------
    (1) The officers and directors are reimbursed for expenses incurred on behalf of the company.

Common Stock. The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by those shareholders. The holders of the common stock are entitled to receive dividends when, as, and if declared by the board of directors from funds legally available therefor. In the event of liquidation, dissolution, or winding up of the company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having preference over the common stock; provided further, however, that all authorized capital stock of the company is common stock. Holders of shares of the common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Non-Cumulative Voting. The holders of shares of common stock will not have cumulative voting rights, which means that the holders of more than 50% of the outstanding common stock, voting for the election of directors, may elect all of the directors to be elected, if they so desire, and, in such event, the holders of the remaining common stock may not be able to elect any of the company's directors.

Registration Rights. Existing holders of shares of our common stock are not entitled to rights with respect to the registration of such shares under the Securities Act.

Dividends. The payment of dividends, if any, in the future, shall be determined by the board of directors, in its discretion, and will depend among other things, upon our earnings, capital requirements, and our financial condition, as well as other relevant factors. We have not paid or declared any dividends to date. Holders of common stock are entitled to receive dividends as declared and paid from time to time by the board of directors from funds legally available therefor. We intend to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

Preferred Stock. The company is not authorized to issue any preferred stock.

Transfer Agent. The company has engaged the services of Interstate Transfer Company, 56 West 400 South, Suite 260, Salt Lake City, Utah 84101, telephone
801.281.9746 fax 801.281.9750, to serve as the Transfer Agent for the company. Stock Option Plans. Our board of directors does not currently intend to adopt a stock option plan; however, the board of directors reserves the right to adopt such a stock option plan, at its sole discretion, at any time subsequent to this offering. The terms of any such plan have not been determined.

Stock Awards Plan. We have not adopted a Stock Awards Plan, but may do so in the future. The terms of any such plan have not been determined.

                                     PART II

Item 1. Market For Common Equity and Related Stockholder Matters

As of the date of this Registration Statement, there were 9,896,972 shares of our common stock issued and outstanding. There have been no cash dividends declared on the common stock since the company's inception and our current inactivity is likely to prevent us from declaring any dividends until we generate revenues. Dividends are declared at the sole discretion of the board of directors. There is no public trading market for our common stock. We have approximately 50 shareholders.

Penny Stock Regulation. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of our securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2. Legal Proceedings

There are no legal actions pending against the company nor are any such legal actions contemplated.

Item 3. Changes in and Disagreements with Accountants

There have been no changes in or disagreements with our accountants since the formation of the company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B.

Item 5. Indemnification of Directors and Officers

Our Articles of Incorporation do not provide for indemnification for our directors and officers. We may enter into indemnification agreements with our executive officers to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or director or employee of the company. However, we do not currently have any indemnification agreements, or errors and omissions insurance, for our officers and directors.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

                                    PART F/S


                                VITATONICS CORP.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                    September 30, 2000 and February 29, 2000

                                    CONTENTS


Independent Auditors' Report................................................ F-3

Balance Sheets.............................................................. F-4

Statements of Operations.................................................... F-5

Statements of Stockholders' Equity (Deficit)................................ F-6

Statements of Cash Flows.................................................... F-7

Notes to the Financial Statements........................................... F-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Vitatonics Corp.
(A Development Stage Company)
Newport Beach, California

We have audited the accompanying balance sheets of Vitatonics Corp. (a development stage company) as of February 29, 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended February 29, 2000 and February 28, 1999 and from inception of the development stage through February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vitatonics corp. (a development stage company) as of February 29, 2000, and the results of its operations and its cash flows for the years ended February 29, 2000 and February 28, 1999 and from inception of the development stage through February 29, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company currently has minimal operations and a deficit in stockholders' equity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result form the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
June 12, 2000

                                VITATONICS CORP.
                          (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS
                                                                  September 30,   February 29,
                                                                      2000            2000
                                                                  ------------    -----------
                                                                  (Unaudited)
CURRENT ASSETS
  Cash                                                              $    --        $    --
                                                                    ---------      ---------
     Total Current Assets                                                --             --
                                                                    ---------      ---------
     TOTAL ASSETS                                                   $    --        $    --
                                                                    =========      =========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

  Accounts payable                                                  $  89,915      $  89,915
  Accrued interest                                                     60,391         54,094
  Notes payable - related parties (Note 2)                            269,873        269,873
                                                                    ---------      ---------
     Total Current Liabilities                                        420,179        413,882
                                                                    ---------      ---------
     Total Liabilities                                                420,179        413,882
                                                                    ---------      ---------

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock, par value $0.001; authorized 50,000,000
   shares; 9,896,972 shares issued and outstanding                      9,897          9,897
  Additional paid-in capital                                          553,591        550,819
  Accumulated deficit                                                (983,667)      (974,598)
                                                                    ---------      ---------
     Total Stockholders' Equity (Deficit)                            (420,179)      (413,882)
                                                                    ---------      ---------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
       (DEFICIT)                                                    $    --        $    --
                                                                    =========      =========


   The accompanying notes are an integral part of these financial statements.

                                VITATONICS CORP.
                          (A Development Stage Company)
                            Statements of Operations


                                                                                                               From Inception
                                                       For the                            For the                  of the
                                                  Seven Months Ended                    Year Ended               Development
                                                     September 30,             ----------------------------     Stage Through
                                             ----------------------------      February 29,     February 28,    September 30,
                                                 2000            1999             2000              1999            2000
                                             -----------      -----------      -----------      -----------     -------------
                                             (Unaudited)      (Unaudited)                                        (Unaudited)
REVENUES                                     $      --        $    12,954      $    12,954      $   127,617      $ 140,571
COST OF SALES                                       --               --               --             40,324         40,324
                                             -----------      -----------      -----------      -----------      ---------
GROSS MARGIN                                        --             12,954           12,954           87,293        100,247
                                             -----------      -----------      -----------      -----------      ---------

EXPENSES
   General and administrative                      2,772           24,238           24,238           35,062         62,072
                                             -----------      -----------      -----------      -----------      ---------

     Total Expenses                                2,772           24,238           24,238           35,062         62,072
                                             -----------      -----------      -----------      -----------      ---------

INCOME FROM OPERATIONS                            (2,772)         (11,284)         (11,284)          52,231         38,175
                                             -----------      -----------      -----------      -----------      ---------


OTHER INCOME (EXPENSE)

   Interest expense                               (6,297)          (6,297)         (10,795)         (10,853)       (27,945)
                                             -----------      -----------      -----------      -----------      ---------

     Total Other Income (Expense)                 (6,297)          (6,297)         (10,795)         (10,853)       (27,945)
                                             -----------      -----------      -----------      -----------      ---------

NET INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEMS                              (9,069)         (17,581)         (22,079)          41,378         10,230

EXTRAORDINARY ITEM

   Income from debt forgiveness (Note 3)            --               --               --            237,768        237,768
                                             -----------      -----------      -----------      -----------      ---------

     Total Extraordinary Item                       --               --               --            237,768        237,768
                                             -----------      -----------      -----------      -----------      ---------

NET INCOME (LOSS)                            $    (9,069)     $   (17,581)     $   (22,079)     $   279,146      $ 247,998
                                             ===========      ===========      ===========      ===========      =========


BASIC EARNINGS (LOSS) PER SHARE

   Before extraordinary items                $     (0.00)     $     (0.00)     $     (0.00)     $      0.01
   Extraordinary items                             (0.00)           (0.00)           (0.00)            0.02
                                             -----------      -----------      -----------      -----------

     BASIC EARNINGS (LOSS)
      PER SHARE                              $     (0.00)     $     (0.00)     $     (0.00)     $      0.03
                                             -----------      -----------      -----------      -----------

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                            9,896,972        9,896,972        9,896,972       9,870,565
                                             ===========      ===========      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                                VITATONICS CORP.
                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)

                                                   Common                 Additional
                                         ---------------------------       Paid-in       Accumulated
                                            Shares         Amount          Capital         Deficit
                                         -----------     -----------     -----------     -----------
Balance, February 28, 1997                10,210,600     $    10,210     $    84,241     $  (749,292)
Common stock issued in lieu of debt
 at prices ranging from $0.20 to
 $0.82 per share                             651,872             652         440,268            --
Common stock issued for services
 at $0.02 per share                          200,000             200           3,800            --
Net loss for the year ended
 February 28, 1998                              --              --              --          (482,373)
                                         -----------     -----------     -----------     -----------
Balance, February 28, 1998                11,062,472          11,062         528,309      (1,231,665)
Common stock issued in lieu of debt
 at $.01 per share                           350,000             350           3,150            --
Common stock issued for services
 at $.01 per share                         1,784,500           1,785          16,060            --
Common stock cancelled                    (3,300,000)         (3,300)          3,300            --
Net income for the year ended
 February 28, 1999                              --              --              --           279,146
                                         -----------     -----------     -----------     -----------
Balance, February 28, 1999                 9,896,972           9,897         550,819        (952,519)
Net loss for the year ended
 February 29, 2000                              --              --              --           (22,079)
                                         -----------     -----------     -----------     -----------
Balance, February 29, 2000                 9,896,972           9,897         550,819        (974,598)
Capital contributed for expenses
 (unaudited)                                    --              --             2,772            --
Net loss for the seven months ended
 September, 2000 (unaudited)                    --              --              --            (9,069)
                                         -----------     -----------     -----------     -----------
Balance, September, 2000 (unaudited)       9,896,972     $     9,897     $   553,591     $  (983,667)
                                         ===========     ===========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                VITATONICS CORP.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                                 From
                                               For the                    For the           Inception of the
                                          Seven Months Ended            Year Ended             Development
                                             September 30,       -------------------------    Stage Through
                                      -------------------------  February 29,  February 28,   September 30,
                                         2000           1999         2000          1999           2000
                                      -----------   -----------  -----------   -----------    ------------
                                      (Unaudited)   (Unaudited)                               (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES

Net income (loss)                     $  (9,069)    $ (17,581)     $(22,079)    $ 279,146     $ 247,998
Adjustments to reconcile net income
 (loss) to net cash (used by)
 operating activities:
  Debt forgiveness                         --            --            --        (237,768)     (237,768)
  Common stock issued for services         --            --            --          17,845        17,845
  Capital contribution for expenses       2,772          --            --            --           2,772
Changes in assets and liabilities:
  (Increase) decrease in deposits
   and prepaid items                       --            --            --             500           500
  (Increase) decrease in inventory         --            --            --          40,324        40,324
  (Increase) decrease in accounts
   receivable                              --           3,819         3,819        35,267        39,086
  Increase (decrease) in accrued
   interest                               6,297         6,297        10,795       (13,268)        3,824
  Increase (decrease) in accounts
   payable                                 --          (8,338)       (8,338)     (138,454)     (146,792)
                                      ---------     ---------     ---------     ---------     ---------

     Net Cash (Used by) Operating
        Activities                         --         (15,803)      (15,803)      (16,408)      (32,211)
                                      ---------     ---------     ---------     ---------     ---------

CASH FLOWS FROM INVESTING
   ACTIVITIES                              --            --            --            --            --
                                      ---------     ---------     ---------     ---------     ---------

CASH FLOWS FROM FINANCING
   ACTIVITIES

Payments on notes payable -
   related parties                         --            --            --          (5,000)       (5,000)
                                      ---------     ---------     ---------     ---------     ---------

     Net Cash Provided (Used by)
        Financing Activities               --            --            --          (5,000)       (5,000)
                                      ---------     ---------     ---------     ---------     ---------

NET INCREASE (DECREASE)  IN CASH
 AND CASH EQUIVALENTS                      --         (15,803)      (15,803)      (21,408)      (37,211)

CASH AT BEGINNING OF PERIOD                --          15,803        15,803        37,211        37,211
                                      ---------     ---------     ---------     ---------     ---------

CASH AT END OF PERIOD                 $    --       $    --       $    --       $  15,803     $     --
                                      =========     =========     =========     =========     =========



   The accompanying notes are an integral part of these financial statements.

                                VITATONICS CORP.
                          (A Development Stage Company)
                      Statements of Cash Flows (Continued)

                                                                                           From Inception
                                                 For the                  For the              of the
                                            Seven Months Ended          Year Ended           Development
                                               September 30,      ------------------------  Stage Through
                                        ------------------------  February 29, February 28, September 30,
                                           2000          1999        2000         1999           2000
                                        -----------  -----------  -----------  -----------  -------------
                                        (Unaudited)  (Unaudited)                             (Unaudited)
SUPPLEMENTAL CASH FLOW
 INFORMATION:
   Cash paid for:
     Interest                              $  --        $  --        $  --        $  --         $  --
     Income taxes                          $  --        $  --        $  --        $  --         $  --

NON CASH FINANCING ACTIVITIES:
   Common stock issued for services        $  --        $  --        $  --        $17,845       $17,845
   Common stock issued in lieu of debt     $  --        $  --        $  --        $ 3,500       $ 3,500


   The accompanying notes are an integral part of these financial statements.

                                VITATONICS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and February 29, 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Organization

     Vitatonics Corp. (the Company) was originally incorporated under the laws of the State of Texas on June 18, 1990 as Aster Buzbuilders, Inc. In May 1996, pursuant to a Plan of Reorganization, the Company changed its name to Vitatonics Corp.

     On May 14, 1996, the Company completed an Agreement and Plan of Reorganization whereby the Company issued 6,000,000 shares of its common stock in exchange for all of the outstanding common stock of Vitatonics Corp., a Nevada company (VC). Pursuant to the reorganization, the name of the surviving company was Vitatonics Corp. and VC was subsequently dissolved.

     The reorganization was accounted for as a recapitalization of VC because the shareholders of VC control the Company after the acquisition. Therefore, VC is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Vitatonics Corp. Vitatonics Corp. is the acquiring and surviving entity for legal purposes and VC is the acquiring entity for accounting purposes.

     The Company was in the business of formulating high quality vitamin products which it sold using a multi-level marketing system. At February 28, 1998, however, the Company was essentially inactive and was reclassified a "development stage company".

     b. Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a February year end.

     c. Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     d. Provision for Taxes

     At February 29, 2000, the Company had net operating loss carryforwards of approximately $970,000 that may be offset against future taxable income through 2020. No tax benefit has been reported in the financial statements because the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

                                VITATONICS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and February 29, 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     e. Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

     f. Basic Earnings (Loss) Per Share

     The computations of basic earnings (loss) per share of common stock are based on the weighted average number of common shares outstanding during the period of the financial statements.

     g. Unaudited Financial Statements

     The  accompanying   unaudited  financial  statements  include  all  of  the
     adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 2 - NOTES PAYABLE - RELATED PARTIES

     Notes payable - related parties at September 30, 2000 and February 29, 2000 consisted of the following:

                                                                   September 30,  February 29,
                                                                       2000          2000
                                                                   ------------   -----------
                                                                   (Unaudited)
     Note payable to a shareholder, unsecured, interest
      at 4%, principal and accrued interest is due on demand       $  45,000      $  45,000

     Note payable to a shareholder, unsecured, interest
      at 4%, principal and accrued interest is due on demand          75,000         75,000

     Note payable to a shareholder, unsecured, interest
      at 4%, principal and accrued interest is due on demand          99,993         99,993

     Note payable to a shareholder, unsecured, interest
      at 4%, principal and accrued interest is due on demand          49,880         49,880
                                                                   ---------      ---------

        Total notes payable - related parties                        269,873        269,873

        Less: current portion                                       (269,873)      (269,873)
                                                                   ---------      ---------

        Long-term notes payable - related parties                  $    --        $    --
                                                                   =========      =========

                                VITATONICS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and February 29, 2000

NOTE 3 - DEBT SETTLEMENTS

     During the year ended February 28, 1999, management of the Company, as a result of the Company's negative cash flows, was able to negotiate certain settlement agreements with various creditors. A total of $237,768 of debt was forgiven as a result of these settlements which has been recorded as extraordinary income in the accompanying statement of operations for the year ended February 28, 1999. Management is currently trying to negotiate additional settlements with certain of the remaining creditors as of September 30, 2000.

NOTE 4 - GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company currently has minimal operations and has incurred significant losses which have resulted in an accumulated deficit of $983,667 at September 30, 2000 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. It is the intent of management to seek a merger with an existing operating company.

                                    PART III

Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:


Item 1.  Index to Exhibits    Item 2. Description of Exhibits             Page
--------------------------    -------------------------------             ----

2.1                           Plan of Reorganization                        *

3.1                           Articles of Incorporation                     *
                              Fitonics Corporation

3.2                           Certificate of Amendment to                   *
                              Articles of Incorporation
                              (March 10, 1995)

3.3                           By-Laws of Vitatonics Corp.                   *

3.4                           Certificate of Amendment of                  E-1
                              Articles of Incorporation
                              (May 13, 1996)

4.                            Instruments Defining Rights
                              of Security Holders (not applicable)

9.                            Voting Trust Agreement (not applicable)

10.                           Material Contracts (not applicable)

11.                           Statement re: Computation of Per
                              Share Earnings (see financial statements incorporated herein)

12.                           Statements re: Computation of Ratios
                              (not applicable)

16.                           Letter re: Change in Certifying Accountant
                              (not applicable)

21.                           Subsidiaries of the Registrant
                              (not applicable)

24.                           Power of Attorney (not applicable)

27.                           Financial Data Schedule                       *


* Previously filed with the Securities and Exchange Commission on September 19, 2000 as an exhibit to the company's Registration Statement on Form 10-SB.

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Vitatonics Corp., a Nevada corporation, has duly caused this Amendment No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on January 26, 2001.

                                                     Vitatonics Corp.,
                                                     a Nevada corporation

                                                     By: /s/ Daniel T. McCormick
                                                     President